Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Announcement on Daily Connected Transactions

Highlights:

•

The Transaction: China Life Insurance Company Limited (the “Company”) proposes to enter into a Framework Agreement for Daily Connected Transactions (the “Framework Agreement”) with Wonders Information Co., Ltd (the “Wonders Information”). Pursuant to the Framework Agreement, the Company and Wonders Information will carry out basic technology, digital operation and management, medical insurance business, customer resource development and health management and other connected transactions based on normal commercial terms.

•

Impact of the Transaction on the Company: The cooperation between the Company and Wonders Information will benefit the development of the Company’s various businesses and strengthen the integration of resources within the system, which can further enhance the Company’s brand value and competitiveness, and also serve the overall interests of the Company. The conduct of connected transactions will follow the market-oriented principles of openness, fairness and impartiality, and will not have a material adverse effect on the independence of the Company.

•	The Transaction is not required to be submitted to the shareholders’ meeting of the Company for review and approval.

I.	General Description of the Transaction

On August 26, 2020, the twenty-eighth meeting of the sixth session of the Board of Directors of the Company reviewed and passed the Proposal regarding the Company Entering into a Framework Agreement for Daily Connected Transactions with Wonders Information Co., Ltd. (the “Transaction”), and agreed that the Company may enter into the Framework Agreement with Wonders Information. Pursuant to the Framework Agreement, the Company and Wonders Information will carry out basic technology, digital operation and management, medical insurance business, customer resource development and health management and other connected transactions based on normal commercial terms. The Transaction is not required to be submitted to the shareholders’ meeting of the Company for review and approval.

Commission File Number 001-31914

II.	Introduction of the Connected Person and its Relationship with the Company

1.	Background of the Connected Persons

Wonders Information was established in November 1995 and is a company limited by shares whose shares are listed on the Growth Enterprise Market of the Shenzhen Stock Exchange since January 25, 2011 under the symbol 300168. The legal representative of Wonders Information is Hu Hongwei, its registered capital is RMB1,187,584,762 and its residence is 5/F, Building 20, 481 Guiping Road, Shanghai. Wonders Information has no actual controller, and the main shareholders holding 5% or more of its shares include the Company and Shanghai Wanhao Investment Co., Ltd. The business scope of Wonders Information includes medical treatment and public health, smart government administration matters, market supervision, protection of people’s livelihood, city safety, smart education, ICT information technology innovation as well as construction and operation of public platform for health management and smart city.

As of December 31, 2019, the total audited assets of Wonders Information was approximately RMB7.614 billion, its net assets attributable to equity holders of the Company was approximately RMB2.892 billion, total revenues was approximately RMB2.125 billion, and net profit attributable to equity holders of the Company was approximately RMB -1.397 billion.

2.	Introduction of the Connected Relation

According to the Listing Rules of Shanghai Stock Exchange (the “SSE Listing Rules”), Guidance on the Implementation of Connected Transactions for Listed Companies on the Shanghai Stock Exchange, Administrative Measures of Related Party Transactions of Insurance Companies and the relevant provisions under other laws, administrative regulations, departmental rules and normative documents as well as the principles of substance over form, because the Company nominates or appoints several directors, supervisors and senior officers to Wonders Information, Wonders Information is regarded as a connected person of the Company and this Transaction constitutes a connected transaction of the Company.

As of the date of this Transaction, the amounts of the connected transactions between the Company and Wonders Information have not reached RMB30 million nor account for more than 5% of the absolute value of latest audited net assets of the Company. The Transaction is not required to be submitted to the shareholders’ meeting of the Company for review and approval.

III.	Key Terms and Pricing Methodology of the Connected Transactions

1.	Key terms of the connected transactions

Pursuant to the Framework Agreement, the Company and Wonders Information will carry out daily connected transactions including the following:

a.

Basic technology connected transactions, including exchange and cooperation between the parties in respect of technology management system, technology application system, information security system, technical human services and advanced technology research.

b.

Digital operation and management connected transactions, including provision of technical support by Wonders Information to the Company in respect of risk management, product development, customer service and other aspects.

c.	Medical insurance business connected transactions, including joint efforts to promote the integration of business and technology and to improve the capacity in medical insurance service.

Commission File Number 001-31914

d.

Customer resource development connected transactions, including using advantages of both parties to explore the customer resource sharing and development mechanism subject to the satisfaction of the regulatory requirements, and to promote the mutual development of the business of both parties.

e.

Health management connected transactions, including carrying out the construction, maintenance, operation and service procurement of the “Health Management Services” platform by the parties to support the Company to develop health insurance products in combination with health management services.

2.	Annual caps for the amounts of the connected transactions

The Company estimates that the annual caps of the various types of transactions for the next three years from the effectiveness of the Framework Agreement are set out below:

Type of Transactions	For the first year	For the second year	For the third year
	Caps for the amounts of the transactions (100 million)
Basic technology connected transactions	0.5	1	1.5
Digital operation and management connected transactions	1	1.5	2
Medical insurance business connected transactions	1.5	2	3
Customer resource development connected transactions	1	1	1
Health management connected transactions	6	10	10

Total	10	15.5	17.5

3.	Pricing Methodology of the connected transactions

In accordance with the nature of business, amount and term of transactions, market situation, the relevant PRC policies and requirements, as well as the applicable industry practices, and based on the analysis and review as to the policy, basis and fairness of pricing for specific businesses, the specific terms of daily connected transactions between the parties under the Framework Agreement shall be determined through consultation on the basis of the principles of compliance and fairness.

4.	Term

The Framework Agreement will be effective for a term of three years from the date on which it is approved by the respective competent authorities of both parties, signed by the respective legal representative or authorized agent of both parties and affixed with the respective company seals of both parties.

IV.	Purpose of the Connected Transactions and Impact on the Company

The cooperation between the Company and Wonders Information will benefit the development of the Company’s various businesses and strengthen the integration of resources within the system, which can further enhance the Company’s brand value and competitiveness, and also serve the overall interests of the Company. The conduct of connected transactions will follow the market-oriented principles of openness, fairness and impartiality, and will neither have a material adverse effect on the independence of the Company nor impair the interests of the Company and its minority shareholders.

Commission File Number 001-31914

V.	Procedures of Review

1. The twenty-eighth meeting of the sixth session of the Board of Directors reviewed and approved the Proposal regarding the Company Entering into a Framework Agreement for Daily Connected Transactions with Wonders Information Co., Ltd., and agreed that the Company may enter into the Framework Agreement with Wonders Information. The Board of Directors also authorized the management of the Company to approve and execute the daily connected transactions and related matters contemplated in the agreement. All directors voted in favor of this connected transaction unanimously.

2. All the independent directors of the Company reviewed documents pertinent to this connected transaction in advance, consulted the management of the Company with respect to certain issues, agreed to submit the matter to the Board of Directors for review, and provided the following independent opinion: this connected transaction is for valuable and good consideration and is in accordance with the principles of equality and willingness; provisions in the agreement are in accordance with the principle of fairness; no harm to the interest of the Company or to the rights of the independent shareholders is detected; relevant procedures of this connected transaction are in conformity with provisions under applicable laws, regulations and the Articles of Association of the Company.

VI.	Documents Available for Review

1.	Resolution of the twenty-eighth meeting of the sixth session of the Board of Directors of the Company;

2.	Prior consenting opinion and independent opinion by independent directors on this connected transaction; and

3.	The Framework Agreement.

Board of Directors

China Life Insurance Company Limited

August 26, 2020